UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission File Number: 001-35329

Timmins Gold Corp.
(Translation of registrant's name into English)

570 Granville Street, Suite 1900, Vancouver, British Columbia V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

 Form 20-F [           ]             Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIMMINS GOLD CORP.

Date: February 19, 2015	By:	(signed) Leslie L. Kapusianyk

Leslie L. Kapusianyk
Corporate Counsel and Secretary

EXHIBIT INDEX

Exhibits

99.1	Technical Report – dated May 7, 2012 and re-addressed as of January 28, 2015

99.2	Certificate of Brent C. Bailey, P.E. dated February 10, 2015

99.3	Certificate of Jim Cuttle, P.Geo. dated February 10, 2015

99.4	Certificate of G.H. Giroux, P.Eng., MASc. dated February 10, 2015

99.5	Certificate of Joseph M. Keane, P.E. dated February 10, 2015

99.6	Certificate of Dino Pilotto, P.Eng. dated February 10, 2015

99.7	Certificate of Stephen Taylor, P.E. dated February 10, 2015

99.8	Consent of Qualified Person for Brent C. Bailey, P.E. dated February 10, 2015

99.9	Consent of Qualified Person for Jim Cuttle, B.Sc., P.Geo. dated February 10, 2015

99.10	Consent of Qualified Person for G.H. Giroux, P.Eng., MASc. dated February 10, 2015

99.11	Consent of Qualified Person for Joseph M. Keane P.E. dated February 10, 2015

99.12	Consent of Qualified Person for Dino Pilotto, P.Eng. dated February 10, 2015

99.13	Consent of Qualified Person for Stephen Taylor, P.E. dated February 10, 2015